UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13G

                Under the Securities Exchange Act of 1934

                          ATC HEALTHCARE, INC.
                          --------------------
                            (Name of Issuer)

                              Common Stock
                              ------------
                     (Title of Class of Securities)

                                00209C102
                                ---------
                             (CUSIP Number)

                              March 5, 2007
                              -------------
         (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

   [ ] Rule 13d-1(b)

   [x] Rule 13d-1(c)

   [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP 00209C102               SCHEDULE 13G                        Page 2 of 9


1.  Names of Reporting Persons                 Enable Capital Management, LLC

    I.R.S. Identification Nos. of above persons (entities only).   73-1625368

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)                                                                   [ ]

    (b)                                                                   [ ]

3.  SEC Use Only

4.  Citizenship or Place of Organization                             Delaware

Number of     5.    Sole Voting Power                          4,682,054<F1>
Shares
Beneficially  6.    Shared Voting Power                                     0
Owned
by Each       7.    Sole Dispositive Power                     4,682,054<F1>
Reporting
Person With   8.    Shared Dispositive Power                                0

11. Aggregate Amount Beneficially Owned by Each                4,682,054<F1>
    Reporting Person

12. Check if the Aggregate Amount in Row (9) Excludes Certain             [ ]
    Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (9)                  9.999%

14. Type of Reporting Person (See Instructions)                            OO



<F1>Includes warrants to purchase up to 348,722 shares of common stock exercisable within 60 days of the date hereof.

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CUSIP 00209C102                SCHEDULE 13G                       Page 3 of 9


1.  Names of Reporting Persons.                  Enable Growth Partners, L.P.

    I.R.S. Identification Nos. of above persons (entities only).   75-3030215

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)                                                                   [ ]

    (b)                                                                   [ ]

3.  SEC Use Only

4.  Citizenship or Place of Organization                             Delaware

Number of     5.    Sole Voting Power                          4,032,055<F1>
Shares
Beneficially  6.    Shared Voting Power                                     0
Owned
by Each       7.    Sole Dispositive Power                     4,032,055<F1>
Reporting
Person With   8.    Shared Dispositive Power                                0

11. Aggregate Amount Beneficially Owned by Each                4,032,055<F1>
    Reporting Person

12. Check if the Aggregate Amount in Row (9) Excludes Certain             [ ]
    Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (9)                  8.610%

14. Type of Reporting Person (See Instructions)                            PN



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CUSIP 00209C102                SCHEDULE 13G                       Page 4 of 9


1.  Names of Reporting Persons.                            Mitchell S. Levine

    I.R.S. Identification Nos. of above persons (entities only).

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)                                                                   [ ]

    (b)                                                                   [ ]

3.  SEC Use Only

4.  Citizenship or Place of Organization                        United States

Number of     5.    Sole Voting Power                          4,682,054<F1>
Shares
Beneficially  6.    Shared Voting Power                                     0
Owned
by Each       7.    Sole Dispositive Power                     4,682,054<F1>
Reporting
Person With   8.    Shared Dispositive Power                                0

11. Aggregate Amount Beneficially Owned by Each                4,682,054<F1>
    Reporting Person

12. Check if the Aggregate Amount in Row (9) Excludes Certain             [ ]
    Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (9)                  9.999%

14. Type of Reporting Person (See Instructions)                            IN


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CUSIP 00209C102                SCHEDULE 13G                       Page 5 of 9

Item 1(a).  Name of Issuer:

    ATC Healthcare, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

   1983 Marcus Avenue, Suite E122
   Lake Success, NY 11042

Item 2(a).  Names of Persons Filing:

    Enable Capital Management, LLC ("ECM")

    Enable Growth Partners, L.P. ("EGP")

    Mitchell S. Levine

Item 2(b).  Address of Principal Business Office or, if none, Residence:

    The principal business address of the reporting persons is One Ferry Building, Suite 255, San Francisco, CA 94111.

Item 2(c).  Citizenship:

    Reference is made to Item 4 of pages 2, 3, and 4, of this Schedule 13G (this "Schedule"), which Items are incorporated by reference herein.

Item 2(d).  Title of Class of Securities:

    Common Stock

Item 2(e).  CUSIP Number:

    00209C102

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

    [ ] (a) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

    [ ] (b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

    [ ] (c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

    [ ] (d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).


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CUSIP 00209C102                SCHEDULE 13G                       Page 6 of 9

    [ ] (e) An investment adviser in accordance with Section
    240.13d-1(b)(1)(ii)(E);

    [ ] (f) An employee benefit plan or endowment fund in accordance with
    Section 240.13d-1(b)(1)(ii)(F);

    [ ] (g) A parent holding company or control person in accordance with
    Section 240.13d-1(b)(1)(ii)(G);

    [ ] (h) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

    [ ] (i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

    [ ] (j) Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

    Reference is hereby made to Items 5-9 and 11 of pages 2, 3, and 4, of this Schedule 13, which Items are incorporated by reference herein.

    ECM, as investment manager of EGP and various client accounts, and Mitchell S. Levine, as ECM's manager and majority owner, may be deemed to beneficially own the securities owned by such accounts, in that they may be deemed to have the power to direct the voting or disposition of those securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that ECM or Mitchell S. Levine is, for any purpose, the beneficial owner of any securities to which this Schedule relates (the "Securities"), and each of ECM and Mitchell S. Levine disclaims beneficial ownership as to the Securities, except to the extent of his or its pecuniary interests therein. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of the other individual officers and members of ECM is, for any purpose, the beneficial owner of any of the Securities, and such beneficial ownership is expressly disclaimed.

    The calculation of percentage of beneficial ownership in item 11 of pages 2, 3, and 4 was derived from the Issuer's Form 10-Q filed with the Securities and Exchange Commission on January 16, 2007, in which the Issuer stated that the number of shares of its common stock outstanding as of January 10, 2007 was 39,476,502 shares, and from current reports on Forms 8-K filed January 19, 2007 and March 6, 2007, pursuant to which the Issuer reported issuing an additional 2,000,000 and 5,000,000 shares respectively.

Item 5.  Ownership of Five Percent or Less of a Class

    Not applicable.


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CUSIP 00209C102                SCHEDULE 13G                       Page 7 of 9

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

    ECM is the investment manager of EGP and one or more other investment partnerships, pooled investment vehicles and/or other client accounts that beneficially hold the Securities and, in that capacity, has been granted the authority to dispose of and vote the Securities held by those accounts. The client accounts have the right to receive (or the power to direct the receipt of) dividends received in connection with ownership of the Securities and the proceeds from the sale of such securities. Other than EGP, no single client's holdings exceed five percent of the Securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

    Not applicable.

Item 8.  Identification and Classification of Members of the Group

    Not applicable.

Item 9.  Notice of Dissolution of Group

    Not applicable.

Item 10. Certification

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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CUSIP 00209C102                SCHEDULE 13G                       Page 8 of 9

                                Signature

    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 15, 2007          ENABLE CAPITAL MANAGEMENT, LLC


                                 By:  /s/ Mitchell S. Levine
                                    -----------------------------------------
                                    Mitchell S. Levine, its Managing Member


                                 ENABLE GROWTH PARTNERS, L.P.
                                 By:  Enable Capital Management, LLC,
                                      its General Partner

                                 By:  /s/ Mitchell S. Levine
                                    -----------------------------------------
                                    Mitchell S. Levine, its Managing Member


                                 MITCHELL S. LEVINE


                                     /s/ Mitchell S. Levine
                                 --------------------------------------------
                                 Mitchell S. Levine





                              EXHIBIT INDEX

        Exhibit A    Joint Filing Undertaking Page 8



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CUSIP 00209C102                SCHEDULE 13G                       Page 9 of 9


                                 EXHIBIT A

                        JOINT FILING UNDERTAKING

    The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.


Dated:  March 15, 2007          ENABLE CAPITAL MANAGEMENT, LLC


                                 By:  /s/ <Mitchell S. Levine
                                    -----------------------------------------
                                    Mitchell S. Levine, its Managing Member


                                 ENABLE GROWTH PARTNERS, L.P.
                                 By:  Enable Capital Management, LLC,
                                      its General Partner


                                 By:  /s/ Mitchell S. Levine
                                    -----------------------------------------
                                    Mitchell S. Levine, its Managing Member


                                 MITCHELL S. LEVINE


                                     /s/ Mitchell S. Levine
                                 --------------------------------------------
                                 Mitchell S. Levine